UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00004 per share

(Title of class of securities)

091727 1 07 (for American depositary shares, each representing one ordinary share)

(CUSIP number)

Xuan Zhang

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People’s Republic of China

Tel: (86-10) 6849-2345

Email: ir@bitauto.com

Fax: (86 10) 6849-2200

Copy to:

Z. Julie Gao

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Tel: (852) 3740-4700

Fax: (852) 3740-4727

(Name, address and telephone number of person authorized to receive notices and communications)

June 23, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727 1 07	13D/A	Page 1

1.	NAME OF REPORTING PERSON: SERENE VIEW INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 500,000*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 500,000*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 500,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.8%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 500,000 Ordinary Shares held by Serene View Investment Limited, representing 0.8% of the total outstanding Ordinary Shares of the Issuer, calculated based on 60,170,919.5 Ordinary Shares outstanding (excluding treasury shares) as of June 30, 2015. See Item 5.

CUSIP No. 091727 1 07	13D/A	Page 2

1.	NAME OF REPORTING PERSON: AVNER DEVELOPMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 250,000*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 250,000*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 250,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 250,000 Ordinary Shares held by Avner Developments Limited, representing 0.4% of the total outstanding Ordinary Shares of the Issuer, calculated based on 60,170,919.5 Ordinary Shares outstanding (excluding treasury shares) as of June 30, 2015. See Item 5.

CUSIP No. 091727 1 07	13D/A	Page 3

1.	NAME OF REPORTING PERSON: FULL RICHES HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 180,000*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 180,000*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 180,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 180,000 Ordinary Shares held by Full Riches Holdings Limited, representing 0.3% of the total outstanding Ordinary Shares of the Issuer, calculated based on 60,170,919.5 Ordinary Shares outstanding (excluding treasury shares) as of June 30, 2015. See Item 5.

CUSIP No. 091727 1 07	13D/A	Page 4

1.	NAME OF REPORTING PERSON: SPEEDVIEW INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 70,000*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 70,000*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 70,000 Ordinary Shares held by Speedview Investment Limited, representing 0.1% of the total outstanding Ordinary Shares of the Issuer, calculated based on 60,170,919.5 Ordinary Shares outstanding (excluding treasury shares) as of June 30, 2015. See Item 5.

CUSIP No. 091727 1 07	13D/A	Page 5

1.	NAME OF REPORTING PERSON: BIN LI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 8,947,061.5*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 8,947,061.5*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,947,061.5*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.8%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 500,000 Ordinary Shares held by Serene View Investment Limited, (ii) 5,719,997.5 Ordinary Shares and 2,500,000 ADSs (representing the same number of Ordinary Shares), respectively, held by Proudview Limited and (iii) 227,064 Ordinary Shares Mr. Li has the right to acquire pursuant to the vesting of restricted share units and exercise of share options within 60 days following the date hereof, collectively representing 14.8% of the total outstanding Ordinary Shares of the Issuer, calculated based on 60,170,919.5 Ordinary Shares outstanding (excluding treasury shares) as of June 30, 2015. See Item 5.

CUSIP No. 091727 1 07	13D/A	Page 6

1.	NAME OF REPORTING PERSON: JINGNING SHAO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,002,500*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 1,002,500*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,002,500*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.6%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 250,000 Ordinary Shares held by Avner Developments Limited and (ii) 752,500 Ordinary Shares Mr. Shao has the right to acquire upon exercise of options within 60 days following the date hereof, collectively representing 1.6% of the total outstanding Ordinary Shares of the Issuer, calculated based on 60,170,919.5 Ordinary Shares outstanding (excluding treasury shares) as of June 30, 2015. See Item 5.

CUSIP No. 091727 1 07	13D/A	Page 7

1.	NAME OF REPORTING PERSON: XUAN ZHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 518,066*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 518,066*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 518,066*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 180,000 Ordinary Shares held by Full Riches Holdings Limited, (ii) 87,500 Ordinary Shares held by Mr. Zhang and (iii) 250,566 Ordinary Shares Mr. Zhang has the right to acquire upon exercise of options within 60 days following the date hereof, collectively representing 0.9% of the total outstanding Ordinary Shares of the Issuer, calculated based on 60,170,919.5 Ordinary Shares outstanding (excluding treasury shares) as of June 30, 2015. See Item 5.

CUSIP No. 091727 1 07	13D/A	Page 8

1.	NAME OF REPORTING PERSON: WEIHAI QU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 70,000*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 70,000*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of 70,000 Ordinary Shares held by Speedview Investment Limited, representing 0.1% of the total outstanding Ordinary Shares of the Issuer, calculated based on 60,170,919.5 Ordinary Shares outstanding (excluding treasury shares) as of June 30, 2015. See Item 5.

CUSIP No. 091727 1 07	13D/A	Page 9

1.	NAME OF REPORTING PERSON: PROUDVIEW LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 8,219,997.5
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 8,219,997.5*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,219,997.5*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.7%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 5,719,997.5 Ordinary Shares and 2,500,000 ADSs (representing the same number of Ordinary Shares), respectively, held by Proudview Limited, collectively representing 13.7% of the total outstanding Ordinary Shares of the Issuer, calculated based on 60,170,919.5 Ordinary Shares outstanding (excluding treasury shares) as of June 30, 2015. See Item 5.

This Amendment No 1. amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2012 (the “Original Schedule 13D,” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the American depositary shares (each an “ADS”), each representing one ordinary share, par value US$0.00004 per share (the “Ordinary Shares”, together with the ADSs, the “Shares”), of Bitauto Holdings Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

This Statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the ordinary shares, par value US$0.00004 per share (the “Ordinary Shares”), of Bitauto Holdings Limited, an exempted company incorporated and existing under the laws of the Cayman Island, whose registered office is at Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands (the “Company”) . The Company’s principal executive offices are located at New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, The People’s Republic of China.

American depositary shares (the “ADSs” and together with the Ordinary Shares, the “Shares”), each representing one Ordinary Share of the Company, are listed on the New York Stock Exchange under the symbol “BITA.”

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A hereto.

Item 5.	Interest in Securities of the Issuer

Paragraph (b) of Item 5 is hereby amended and supplemented as follows:

As of the date hereof, beneficial ownership of each Reporting Person is as set forth on the respective cover pages hereof.

Paragraph (c) of Item 5 is hereby amended and supplemented as follows.

PL sold an aggregate of 799,000 ADSs pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, since the date of the Original Schedule 13D as follows:

Date	Amount Sold	Price per ADS
3/20/2014	93,268	40.364650
3/21/2014	43,492	40.112542
3/26/2014	96,167	37.698719
3/28/2014	49,500	36.000840
3/28/2014	25,000	36.000821
3/28/2014	15,240	36.100131
5/22/2014	150,000	40.337691
6/18/2014	15,092	45.831116
6/19/2014	38,319	46.155278
6/20/2014	25,589	45.816365
6/23/2014	4,200	45.501190
6/24/2014	52,341	45.716929
6/25/2014	100,000	44.667501
6/26/2014	90,792	46.211923

Except as set forth in Item 4 and Item 5, to the knowledge of the Reporting Persons, no transactions in any of the Shares have been effected by any Reporting Person or persons identified in Appendix A of this Statement in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On June 23, 2015, PL entered into a demand promissory note (the “DPN”) with Credit Suisse, AG, New York Branch (“Credit Suisse”) in connection with a revolving credit facility. In connection therewith, PL has pledged to continue to deliver as security such number of ADSs whose value shall equal at least 40% of the value of the loan amount outstanding at any time in accordance with a security and pledge agreement (the “PL Security and Pledge Agreement”) between PL and Credit Suisse. Initially, 2,500,000 restricted ADSs registered under the name of PL have been delivered to Credit Suisse in July 2015. The DPN contains default and similar provisions that are standard for such agreements. Credit Suisse may not exercise voting or dispositive power over the pledged ADSs prior to an event of default under the DPN.

Item 7.	Material to be Filed as Exhibits

The foregoing descriptions of the PL Security and Pledge Agreement do not purport to be complete and is qualified in its entirety by reference to such agreement, filed as set forth below.

Exhibit A	Joint Filing Agreement, dated August 31, 2015, by and among Serene View Investment Limited, Avner Developments Limited, Full Riches Holdings Limited, Speedview Investment Limited, Bin Li, Jingning Shao, Xuan Zhang, Weihai Qu and Proudview Limited
Exhibit B	Security and Pledge Agreement, dated June 23, 2015, by and between Proudview Limited and Credit Suisse, AG, New York Branch

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2015

SERENE VIEW INVESTMENT LIMITED		AVNER DEVELOPMENTS LIMITED

By:	/s/ Bin Li	By:	/s/ Jingning Shao
Name:	Bin Li	Name:	Jingning Shao
Title:	Director	Title:	Director

FULL RICHES HOLDINGS LIMITED		SPEEDVIEW INVESTMENT LIMITED

By:	/s/ Xuan Zhang	By:	/s/ Weihai Qu
Name:	Xuan Zhang	Name:	Weihai Qu
Title:	Director	Title:	Director

PROUDVIEW LIMITED

By:	/s/ Bin Li
Name:	Bin Li
Title:	Director

/s/ Bin Li	/s/ Jingning Shao
Name: Bin Li	Name: Jingning Shao

/s/ Xuan Zhang	/s/ Weihai Qu
Name: Xuan Zhang	Name: Weihai Qu

Appendix A

Serene View Investment Limited

Director

Present Business Address:

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road, Beijing, 100044

China

Name	Citizenship	Principal Occupation
Bin Li	China	Chairman of the Board of Directors and Chief Executive Officer, Bitauto Holdings Limited

Avner Developments Limited

Director

Present Business Address:

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road, Beijing, 100044

China

Name	Citizenship	Principal Occupation
Jingning Shao	China	Director and President, Bitauto Holdings Limited

Full Riches Holdings Limited

Director

Present Business Address:

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road, Beijing, 100044

China

Name	Citizenship	Principal Occupation
Xuan Zhang	United States	Chief Financial Officer and Chief Operating Officer, Bitauto Holdings Limited

Speedview Investment Limited

Director

Present Business Address:

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road, Beijing, 100044

China

Name	Citizenship	Principal Occupation
Weihai Qu	China	Senior Vice President, Bitauto Holdings Limited

Proudview Limited

Director

Present Business Address:

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road, Beijing, 100044

China

Name	Citizenship	Principal Occupation
Bin Li	China	Chairman of the Board of Directors and Chief Executive Officer, Bitauto Holdings Limited